As filed with the U.S. Securities and Exchange Commission on August 4, 2026

Securities Act Registration No. 333-295476
Investment Company Registration No. 811-22710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

[X]	Registration Statement under the Securities Act of 1933:

	[ ]	Pre-Effective Amendment No.

	[X]	Post-Effective Amendment No. 2

and

[X]	Registration Statement under the Investment Company Act of 1940:

	[X]	Amendment No. 24

BLUEROCK PRIVATE REAL ESTATE FUND
Exact Name of Registrant as Specified in the Declaration of Trust

919 Third Avenue, 40th Floor, New York, NY 10022
Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

(212) 843-1601
Registrant’s Telephone Number, including Area Code

Jason Emala, Esq.
Bluerock Asset Management, LLC
919 Third Avenue, 40th Floor
New York, NY 10022
Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies of Communications to:

Nicole Simon, Esquire	Joel D. Corriero, Esquire
Stradley Ronon Stevens & Young, LLP	Stradley Ronon Stevens & Young, LLP
100 Park Avenue, Suite 2000	2005 Market Street, Suite 2600
New York, NY 10017	Philadelphia, Pennsylvania 19103

Approximate Date of Commencement of Proposed Public Offering:
From time to time after the effective date of this Registration Statement.

[ ]	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[X]
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

[X]	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[X]
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[ ]
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

[ ]	when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

[ ]	This [post-effective] amendment designates a new effective date for a previously filed [post-effective] amendment [registration statement].

[ ]
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _____.

[ ]
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: __.

[X]
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-295476.

Check each box that appropriately characterizes the Registrant:

[X]	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

[ ]	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

[ ]	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[X]	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[X]	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

[ ]
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

[ ]	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PART C - OTHER INFORMATION

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-295476 and 811-22710) (the “Registration Statement”) of Bluerock Private Real Estate Fund (the “Registrant”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of amending the exhibits attached to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement and pursuant to Rule 462(d) under the Securities Act, shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Item 25. Financial Statements and Exhibits

1.	Contained in Part A:

Financial Highlights of the Bluerock Private Real Estate Fund (the "Registrant" or the "Fund") for:

●
Fiscal years ended September 30, 2025, 2024, 2023, 2022 and 2021 are incorporated in Part A by reference to the Registrant's September 30, 2025, Annual Report (audited) on Form N-CSR, as filed with the SEC via EDGAR Accession No. 0001398344-25-022118 on December 8, 2025.

Contained in Part B:

●
Financial Statements are incorporated in Part B by reference to Registrant's September 30, 2025 Annual Report (audited) on Form N-CSR as filed with the SEC via EDGAR Accession No. 0001398344-25-022118 on December 8, 2025.

●
Financial Statements are incorporated in Part B by reference to Registrant's March 31, 2026 Semi-Annual Report (unaudited) on Form N-CSRS as filed with the SEC via EDGAR Accession No. 0001398344-26-010444 on June 5, 2026.

2.	Exhibits

a.	(1)	Registrant's Amended and Restated Agreement and Declaration of Trust dated September 26, 2025 is filed herewith.

(2)
Amendment No.1 to the Amended and Restated Agreement and Declaration of Trust dated April 29, 2026 (Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-295476 and 811-22710), filed on April 30, 2026).

(3)
Supplement to the Declaration of Trust Relating to 7.00% Series A Convertible and Perpetual Preferred Shares (Incorporated by reference to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-295476 and 811-22710), filed on May 8, 2026).

(4)
Supplement to the Declaration of Trust Relating to 7.00% Series B Convertible and Perpetual Preferred Shares (Incorporated by reference to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-295476 and 811-22710), filed on May 8, 2026).

b.	Registrant's Second Amended and Restated By-Laws dated September 26, 2025 (Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-295476 and 811-22710), filed on April 30, 2026).

c.	Voting Trust Agreements: None.

d.	Instruments Defining Rights of Security Holders.

(1)
See Article III, "Shares" and Article V "Shareholders' Voting Powers and Meetings" of the Registrant's Amended and Restated Agreement and Declaration of Trust. See also, Article II, "Meetings of Shareholders" of the Registrant's Second Amended and Restated By-Laws.

e.	Dividend Reinvestment Plan

(1)	See Part A of the Registrant's Registration Statement filed on April 30, 2026 on Form N-2 (File Nos. 333-295476 and 811-22710) in the section entitled "Dividend Reinvestment Policy."

(2)
Dividend Reinvestment Plan for the Registrant's Convertible and Perpetual Preferred Stock (Incorporated by reference to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-295476 and 811-22710), filed on May 8, 2026).

f.	Rights of subsidiaries long-term debt holders: Not applicable.

g.	Management Agreement (Incorporated by reference to Pre-Effective Amendment No. 1 (1933 Act File No. 333-181848) to the Registrant's Registration Statement on Form N-2, filed on August 23, 2012)

h.	(1)
Distribution Agreement (Incorporated by reference to the Registrant's Post Effective Amendment No. 1 to its Registration Statement on Form N-2 (1933 Act File No. 333-222772), filed on January 28, 2019)

(a)	Amendment to the Distribution Agreement (Incorporated by reference to the Registration Statement on Form N-2 (1933 Act File No. 333-2236114), filed on January 28, 2020)

(2)	Distribution Letter Agreement (Incorporated by reference to the Registrant's Registration Statement on Form N-2 (1933 Act File No. 333-222772), filed on January 29, 2018)

(3)	Wholesale Marketing Agreement (Incorporated by reference to the Registrant's Registration Statement on Form N-2 (1933 Act File No. 333-222772), filed on January 28, 2018)

(4)
Dealer Management Agreement, dated May 4, 2026, by and between Registrant and Bluerock Capital Markets, LLC (Incorporated by reference to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-295476 and 811-22710), filed on May 8, 2026).

i.	Bonus, profit sharing, pension and similar arrangements for Fund Trustees and Officers: None.

j.	(1)
Custody Agreement with UMB Bank, N.A. (Incorporated by reference to Post Effective Amendment No. 1 (1933 Act File No. 333-211369) to the Registrant's Registration Statement on Form N-2, filed on January 27, 2017)

k.	(1)
ALPS Administration Bookkeeping and Pricing Service Agreement (Incorporated by reference to the Registrant's Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 (1933 Act File No. 333-222772), filed on January 28, 2019)

(a)
ALPS Administration Bookkeeping and Pricing Service Agreement Amendment No. 2 (Incorporated by reference to the Registrant's Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 (1933 Act File No. 333-252508), filed on January 28, 2022)

(b)
ALPS Administration Bookkeeping and Pricing Service Agreement Amendment No. 3 (Incorporated by reference to the Registrant's Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 (1933 Act File No. 333-252508), filed on January 28, 2022)

(2)	DST Agency Agreement (Incorporated by reference to the Registrant's Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 (1933 Act File No. 333-222772), filed on January 28, 2019)

(a)
DST Agency Agreement Amendment No. 1 (Incorporated by reference to the Registrant's Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 (1933 Act File No. 333-252508), filed on January 28, 2022)

(3)	Administrative Services Agreement, dated July 1, 2026, by and between Bluerock Private Real Estate Fund and Bluerock Fund Advisor, LLC is filed herewith.

l.	(1)
Opinion and Consent of Stradley Ronon Stevens & Young, LLP with respect to the Registrant’s Registration Statement on Form N-2 (Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-295476 and 811-22710), filed on April 30, 2026).

(2)
Opinion of Dechert LLP with respect to the legality of the Registrant’s 7.00% Series A Convertible and Perpetual Preferred Shares and 7.00% Series B Convertible and Perpetual Preferred Shares (Incorporated by reference to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-295476 and 811-22710), filed on May 8, 2026).

m.	Non-Resident Trustee Consent to Service of Process: Not applicable.

n.
Consent of Cohen & Company, Ltd., an independent registered public accounting firm (Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-295476 and 811-22710), filed on April 30, 2026).

o.	Omitted Financial Statements: None.

p.
Initial Subscription Agreement (Incorporated by reference to Pre-Effective Amendment No. 1 (1933 Act File No. 333-181848) to the Registrant's Registration Statement on Form N-2, filed on August 23, 2012)

q.	Model Retirement Plan: None.

r.	(1)
Code of Ethics of Bluerock Private Real Estate Fund, formerly, Bluerock Total Income+ Real Estate Fund (Incorporated by reference to the Registrant's Post Effective Amendment to its Registration Statement on Form N-2 (File Nos. 333 252508 and 811-22710) filed on January 28, 2021)

(2)
Code of Ethics for Senior Officers of Bluerock Private Real Estate Fund, formerly, Total Income+ Real Estate Fund (Incorporated by reference to the Registrant's Annual Report on Form N-CSR (File No. 811-22710) filed on December 8, 2025)

(3)
Code of Ethics of Bluerock Asset Management, LLC (Incorporated by reference to the Registrant's Post-Effective Amendment to its Registration Statement on Form N-2 (File Nos. 333-252508 and 811-22710) filed on January 28, 2021)

(4)
Code of Ethics of the Distributor (Incorporated by reference to the Registrant's Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-295476 and 811-22710), filed on January 28, 2022)

s.	Calculation of Filing Fees Table (Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-295476 and 811-22710), filed on April 30, 2026).

t.	Power of Attorney (Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-295476 and 811-22710), filed on April 30, 2026).

Item 26. Marketing Arrangements: Not Applicable.

Item 27. Other Expenses of Issuance and Distribution:

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Printing Fees	$10,000
Legal Fees	$100,000
Accounting Fees	$5,000
Total	$115,000

Item 28. Persons Controlled by or Under Common Control with Registrant: None.

Item 29. Number of Holders of Securities as of August 4, 2026:

Title of Class	Number of Record Holders
Preferred Shares	0
Common Shares	1,969

Item 30. Indemnification

Reference is made to Article VIII Section 2 of the Registrant's Amended and Restated Agreement and Declaration of Trust (the "Declaration of Trust"), filed as Exhibit (a)(2) hereto, and to Section 8 of the Registrant's Underwriting Agreement, to be filed as Exhibit (h)(1) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Underwriting Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "SEC") under the 1940 Act, so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Advisor

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment advisor of the Registrant, and each member, director, executive officer, or partner of any such investment advisor, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant's prospectus in the section entitled "Management of the Fund." Information as to the members and officers of the Advisor is included in its Form ADV as filed with the SEC (File No. 801- 22710), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

ALPS Fund Services, Inc., the Fund's administrator, maintains certain required accounting related and financial books and records of the Registrant at located at 1290 Broadway, Suite 1000, Denver, CO 80203. The other required books and records are maintained by the Bluerock Fund Advisor, LLC at 919 Third Avenue, 40th Floor, New York, NY 10022.

Item 33. Management Services:

Not Applicable.

Item 34. Undertakings

1.	Not Applicable.

2.	Not Applicable.

3.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended ("Securities Act");

(2)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A)
Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)
if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3)
the portion of any advertisement pursuant to Rule 482 [17 CFR 230.482] under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	If applicable:

(a)
for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(b)
for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Fund has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 4th day of August, 2026.

BLUEROCK PRIVATE REAL ESTATE FUND

By:	/s/ Jordan Ruddy
Name:	Jordan Ruddy
Title:	President and Principal Executive Officer

Pursuant to the requirements of the 1933 Act, this amendment to the Registration Statement has been signed below by the following persons in their respective capacities and on the date noted.

Name	Title	Date
Ramin Kamfar*	Trustee	August 4, 2026
S. Sori Farsheed*	Trustee	August 4, 2026
Kamal Jafarnia*	Trustee	August 4, 2026
Ryan MacDonald*	Trustee	August 4, 2026
I. Bobby Majumder*	Trustee	August 4, 2026
Romano Tio*	Trustee	August 4, 2026
/s/ Simon Adamiyatt	Treasurer and Principal Financial Officer	August 4, 2026
Simon Adamiyatt
/s/ Jordan Ruddy	President and Principal Executive Officer	August 4, 2026
Jordan Ruddy

By:	/s/ Jordan Ruddy
Date:	August 4, 2026
Jordan Ruddy
Attorney-in-Fact - Pursuant to Power of Attorney

*
The power of attorney authorizing Jordan Ruddy, among others, to execute this Registration Statement, and Amendments thereto, for the Trustees of the Registrant on whose behalf this Registration Statement is filed, was filed on April 30, 2026 as Exhibit (t) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-295476 and 811-22710).